

Charlie Davis · 2nd

President at Moxey

Baton Rouge, Louisiana, United States · **Contact info**

500+ connections

 Moxey

Louisiana School for Math, Science and Arts

Experience



President
Moxey
Nov 2017 – Present · 4 yrs 3 mos
Baton Rouge, Louisiana Area

Moxey is a unique digital currency that creates a powerful competitive advantage for businesses that accept it as a form of payment. The Moxey guarantee: new customers, higher revenue & better cash flow.

It is your next credit card and your best sales person. Moxey is a payment platform, marketplace and complementary currency rolled into one amazing product.



President
Liquid Ventures
Jun 2002 – Present · 19 yrs 8 mos

Before the term Impact Investing was coined, Liquid Ventures was launched to help build for-profit companies and non-profit organizations and movements.

We've launched or helped to build a number of companies including MasteryPrep, ...see more



President & Co-founder
MasteryPrep
Jun 2013 – Feb 2017 · 3 yrs 9 mos
Baton Rouge, Louisiana Area

Two time Inc 500 member. The most effective ACT prep program in the country - MasteryPrep focuses primarily on underserved students and schools who need help the most.

 MasteryPrep: Number 241 on the 2016 Inc....



Partner
Gatorworks
Aug 2005 – Mar 2015 · 9 yrs 8 mos
4528 Bennington Ave, Suite 300B, Baton Rouge, LA 70808

Gatorworks specializes in branding, design and digital communications.



President
Varsity Vests
Oct 2003 – Dec 2013 · 10 yrs 3 mos

Founder and president of collegiate apparel company. Varsity Vests has grown to include multiple clothing lines for dozens of the top Universities across the country.

Show 5 more experiences ⌄

Education



Louisiana School for Math, Science and Arts
High School
1992 – 1994



Louisiana State University
BS, Economics
Activities and Societies: Lamda Chi Alpha Student Government

owner/founder of The Tiger Weekly